EXHIBIT 99.147
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                   ADVANTAGE ENERGY INCOME FUND - NEWS RELEASE

                                FEBRUARY 10, 2004

                      ADVANTAGE ANNOUNCES HEDGING PROGRAM &
                     MONTHLY DISTRIBUTION OF $0.23 PER UNIT

                                  (TSX: AVN.UN)

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CALGARY, ALBERTA - Advantage Energy Income Fund (TSE: AVN.UN) ("Advantage" or
the "Fund") announces that it has entered into the following natural gas hedging contracts:

                                                                    Volume                              Price
TERM                                                                (MCF/D)                       (CDN$/MCF @ AECO)
-------------------------------------------------------------------------------------------------------------------

April 1, 2004 - December 31, 2004                                   50,350                              $6.12

January 1, 2005 - March 31, 2005                                    10,450                              $6.30

These hedging contracts will (i) provide stability to Unitholders' cash distributions during the balance of 2004 and, (ii) lock-in high netbacks on natural gas production volumes generated by the Fund's 2004 drilling program thereby ensuring that a quick payout is achieved on these capital expenditures. The Fund's 2004 Capex program consists of the equipping and tie-in of 48 gross wells (41 net) which were drilled in December, 2003 and the drilling and related equipping costs for an additional 97 gross wells (92 net) for a total cost of $45 million.

The Fund also announces that the cash distribution for the month of February will be $0.23 per Unit which is consistent with the previous monthly distribution rate. The current monthly distribution represents an annualized yield of 16.2% based on the February 9, 2004 closing price of $17.00 per Unit. The distribution will be payable on March15, 2004 to Unitholders of record at the close of business on February 27, 2004. The ex-distribution date is February 25, 2004. The cash distribution is based on 37.9 million Units currently outstanding.

For further information contact:

                       Mr. Gary F. Bourgeois, VP Corporate
                                  Development
                              Phone: (416) 945-6636
                            TOLL FREE: 1-866-393-0393

                          ADVANTAGE ENERGY INCOME FUND
                            3100, 150 - 6th Avenue SW
                             Calgary, AlbertaT2P 3Y7
                              Phone: (403) 261-8810
                               Fax: (403) 262-0723
                        Web Site: www.advantageincome.com
                      e-mail: advantage@advantageincome.com

The information in this news release contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, fluctuations in commodity prices and foreign exchange and interest rates, stock market volatility and obtaining required approvals of regulatory authorities. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.